SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2
(Rule 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CUMULUS MEDIA INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

231082-10-8
(CUSIP Number of Class of Securities)
Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree Street, N.E., Suite 800
Atlanta, Georgia 30309
(404) 521-3939
Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)
$560,677	$22.03
(*)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes that options to purchase 5,941,835 shares of Class A Common Stock of Cumulus Media Inc. having an aggregate value of $560,677 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model.

(**)	Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $39.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $22.03 Form or Registration No.: Schedule TO Filing Party: Cumulus Media Inc. Date Filed: December 1, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2008, as amended by Amendment No. 1 thereto filed with the Commission on December 22, 2008 (as amended, the “Schedule TO”), by Cumulus Media Inc., a Delaware corporation (the “Company”). The Schedule TO relates to the offer (the “Offer”) by the Company to certain of its employees and non-employee directors (or a designated affiliate of one of the foregoing) to exchange their outstanding options to purchase the Company’s Class A Common Stock, par value $0.01 per share (“Class A Common Stock) that were granted on or after October 2, 2000 (“eligible options”) for a combination of restricted shares of our Class A Common Stock (“restricted shares”) and replacement options to purchase Class A Common Stock (“new options”). The Offer is being made upon the terms and subject to the conditions described in the offer to exchange dated December 1, 2008 (the “Offer to Exchange”) and the related letter of transmittal (the “Letter of Transmittal”).
Item 4. Terms of the Transaction.
     (a) Material Terms.
     Item 4 of Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented by adding the following paragraph to the end thereof:
     “The Offer expired at 5:00 P.M, Atlanta time, on December 30, 2008. We have accepted all validily tendered eligible options pursuant to, and in accordance with the terms of, the Offer. Based upon preliminary results, options to purchase approximately 5,647,650 shares of Class A Common Stock, or approximately 95.1% of all eligible options, were tendered for exchange and, in accordance with the terms of the Offer, the Company will issue approximately 289,683 restricted shares and new options to purchase approximately 956,869 shares of Class A Common Stock. The exercise prices for the new options are based upon the closing price of the Class A Common Stock on December 30, 2008, which was $2.54. As a result, in general, the first one-third of the new options is exercisable at $2.54 per share, the second one-third at $2.92 per share, and the final one-third at $3.30 per share. The grant date of the restricted shares and new options will be December 30, 2008.”
Item 12. Exhibits.
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:
     “(a)(8) E-mail to Eligible Participants Announcing Completion of the Offer, dated December 31, 2008.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMULUS MEDIA INC.

By: Name:	/s/ Martin R. Gausvik Martin R. Gausvik
Title:	Executive Vice President, Treasurer and Chief Financial Officer
Date: December 31, 2008

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
(a)(8)	E-mail to Eligible Participants Announcing Completion of the Offer, dated December 31, 2008.